THE TRANSLATION GROUP, LTD.
                               332C Haddon Avenue
                           Westmont, New Jersey 08108
                                 (609) 858-6614

                    PROXY SOLICITED BY THE BOARD OF DIRECTORS
               Annual Meeting of Stockholders - September 29, 1998

         The undersigned, as a Stockholder of THE TRANSLATION GROUP, LTD. (the "Company"), hereby appoints Charles D. Cascio and Richard J.L. Herson or any one of them, the true and lawful proxies and attorneys in fact of the undersigned to attend the Annual Meeting of the Stockholders of the Company to be held Tuesday, September 29, 1998, at 10:00 a.m. at the Company's office, and any adjournment thereof, and hereby authorizes them to vote, as designated below, the number of shares which the undersigned would be entitled to vote, as fully and with the same effect as the undersigned might do if personally present on the following matters as set forth in the Proxy Statement and Notice dated September 3, 1998.

(1) ELECTION OF DIRECTORS

      __ FOR all nominees listed below (except as marked to the contrary below)

      __ WITHHOLD AUTHORITY to vote for all nominees listed below

    NOMINEES:
       __ Charles D. Cascio                 __ Richard J. L. Herson
       __ Julius Cherny                     __ Gary M. Schlosser
       __ Theodora Landgren                 __ Robert Wussler

         (INSTRUCTIONS: To withhold authority to vote for any of the individual nominees, PRINT that nominee's name on the line below)



(2) PROPOSAL TO RATIFY THE APPOINTMENT OF RICHARD A. EISNER & COMPANY, LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE YEAR ENDING MARCH 31, 1999.

       __ FOR         __ AGAINST        __ ABSTAIN


(3) IN THE DISCRETION OF SUCH PROXIES UPON ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

THIS PROXY, WHEN PROPERLY EXECUTED,                  Dated:_______________, 1998
WILL BE VOTED IN THE MANNER DIRECTED
HEREIN BY THE UNDERSIGNED STOCKHOLDER.               ___________________________
IF NO DIRECTION IS MADE, THIS PROXY                            Signature*
WILL BE VOTED FOR ITEMS (1) AND (2).                 ___________________________
                                                                      Signature*


This Proxy is revocable and the                      *NOTE:  Please sign exactly
undersigned reserves the right                       as the name(s) appear on
to attend the meeting and vote                       your Stock Certificate.
in person.  The undersigned                          When attorney, executor,
hereby revokes any proxy heretofore                  administrator, trustee,
given in respect of the shares of                    or guardian, please give
the Company.                                         full title as such.  If
                                                     more   than   one  name  is
                                                     shown,  as in the  case  of
                                                     joint  tenancy,  each party
                                                     should sign.


         THE BOARD OF DIRECTORS URGES THAT YOU FILL IN, SIGN AND DATE THE PROXY AND RETURN IT PROMPTLY BY MAIL IN THE ENCLOSED ENVELOPE.

                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant
Filed by a Party other than the Registrant

Check the appropriate box:

         Preliminary Proxy Statement
         Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
x        Definitive Proxy Statement
         Definitive Additional Materials
         Soliciting Materials Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12.

                           THE TRANSLATION GROUP, LTD.
                  (Name of Registrant As Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

x                 No fee required.
                  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         1) Title of each class of securities to which transaction applies:

         2) Aggregate number of securities to which transaction applies:

         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         4) Proposed maximum aggregate value of transaction:

         5) Total fee paid:


         Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1) Amount Previously Paid:


         2) Form, Schedule or Registration Statement No.:


         3) Filing Party:


         4) Date Filed:

                           THE TRANSLATION GROUP, LTD.
                               332C Haddon Avenue
                               Westmont, NJ 08108
                                 (609) 858-6614


                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                        To be held on September 29, 1998



         NOTICE IS HEREBY GIVEN, that the Annual Meeting of the Stockholders of The Translation Group, Ltd. (the "Meeting") will be held at 10:00 a.m. on
Tuesday,  September  29,  1998 at the  Company's  Haddonfield,  NJ  office at 30
Washington Avenue, Haddonfield, New Jersey 08003 for (1) the election of directors of the Company to hold office until the next Meeting or until their successors are duly elected and qualified, (2) ratification of the appointment of Richard A. Eisner & Company, as independent auditors of the Company for the year ending March 31, 1999, and (3) to transact such other business as may properly come before the Meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on September 2, 1998 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting.

         If you do not expect to be personally present at the Meeting, but wish your stock to be voted for the business to be transacted thereat, the Board of Directors request that you fill in, sign and date the enclosed proxy and return it by mailing it in the accompanying postage-paid envelope.

                                            By Order of the Board of Directors,


                                            Charles D. Cascio
                                            President

September 3, 1998

IF YOU CANNOT BE PRESENT, PLEASE SIGN THE ENCLOSED PROXY AND RETURN IT IN
THE ENVELOPE PROVIDED.  NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

                           THE TRANSLATION GROUP, LTD.
                                332 Haddon Avenue
                           Westmont, New Jersey 08108
                                 (609) 858-6614

                                 PROXY STATEMENT
                     FOR THE ANNUAL MEETING OF STOCKHOLDERS
                        To be held on September 29, 1998



                                  INTRODUCTION


         The enclosed proxy is solicited by the Board of Directors of The Translation Group, Ltd. (the "Company") for use at its Annual Meeting of Stockholders (the "Meeting") to be held on Tuesday, September 29, 1998 at 10:00 a.m. at the Company's office, 30 Washington Avenue, Haddonfield, New Jersey 08003. The Meeting is called to (1) elect members of the Board of Directors, and
(2) ratify the appointment of as independent auditors of the Company for the year ending March 31, 1999. The Meeting, however, will be open for the transaction of such other business as may properly come before it although, as of the date of this Proxy Statement, management does not know of any other business that will come before the Meeting.

         The holders of record of the Company's common stock, par value $.001 per share, as of the close of business on September 2, 1998, are entitled to vote on all matters brought before the Meeting. As of June 30, 1998, there were 2,278,340 common shares outstanding (including 138,000 to be issued).

         Each stockholder is entitled to one vote for each share of common stock held by him or her at the close of business on the record date. Unless otherwise directed in the accompanying proxy, the persons named therein will vote FOR each of the nominees for director, and FOR the proposal to ratify the appointment of the independent auditors, all as set forth in the Proxy Statement. As to any other business which may come before the Meeting, the proxy holders will vote in accordance with their best judgment.

         This Proxy Statement and the accompanying Proxy Card are first being mailed to stockholders on or about September 4, 1998. A copy of the Company's
Annual Report for the year ended March 31, 1998 is being mailed to all stockholders with this Proxy Statement.


         The solicitation of proxies in the accompanying form is made by, and on behalf of, the Board of Directors, and no compensation will be paid therefore. There will be no solicitation by officers and employees of the Company. The Company will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy material to the beneficial owners of shares held of record by such persons, and such persons will be reimbursed for reasonable expenses incurred by them in connection therewith. A stockholder executing the accompanying proxy has the power to revoke it at any time prior to the exercise thereof by appearing at the Meeting and voting in person or by filing with the President of the Company, (i) a duly executed proxy bearing a later date, or (ii) a written instrument revoking the proxy.

Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information regarding the beneficial ownership of the Company's Common stock, as of June 30, 1998, (a) each person known by the Company to own beneficially more than five percent of the Company's outstanding shares of Common stock, (b) each director and executive officer of the Company who owns shares and (c) all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares of Common stock are owned by the individual named as sole record and beneficial owner with exclusive power to vote and dispose of such shares.


                                       COMMON STOCK
                                         OWNED               PERCENTAGE
NAME AND ADDRESS (1)                   BENEFICIALLY          OF CLASS

Theodora Landgren (2)(3)                    485,000           19.57%

Charles D. Cascio (2)(4)                    365,000           14.73%

Richard J.L. Herson (5)                      73,000            3.17%

Gary M. Schlosser (6)                        30,000            1.30%

Julius Cherny (6)                           200,000            8.07%

James W. Grau (7)                             6,660             .29%

Edouard Prisse (8)                          238,000           10.45%

All Executive Officers and
Directors as a Group(9)                   1,397,660           47.52%
-----------------------

(1)      Uses the Company's address at 332C Haddon Avenue, Westmont, NJ 08108.
(2) Includes 100,000 currently exercisable warrants and 100,000 currently vested stock options.
(3) Does not include an additional 112,500 shares of Common Stock held in a Voting Trust under which she has sole voting control until December 2, 1998. With such shares she controls 24.11% of the Common Stock.
(4) Does not include an aggregate of 144,000 shares owned by his adult independent children. Mr. Cascio disclaims beneficial ownership of such shares.
(5) Includes 26,000 currently exercisable stock options. (6) Consists of currently exercisable stock options. (7) Consists of currently exercisable warrants. (8) Does not include an additional 100,000 shares of Common Stock he will receive  provided Word House meets certain  earnings milestones.

(9) Includes 662,660 shares of currently exercisable stock options and warrants.


                         ITEM 1 - ELECTION OF DIRECTORS


         Six directors are to be elected at the Meeting to hold office until the next Meeting or until their successors have been duly elected and qualified. The election of directors requires the affirmative vote of at least a majority of shares of common stock present or represented at a meeting at which a quorum (one-third of the outstanding shares of common stock) is present or represented. It is the intention of the persons named in the accompanying proxy form to vote FOR the election of the persons identified in the table below as directors of the Company, except for Mr. Grau who is not being nominated, unless authority to do so is withheld. In the event that any of the below listed nominees for director should become unavailable for election for any presently unforeseen reason, the persons named in the accompanying proxy form have the right to use their discretion to vote for a substitute.

         The following table sets forth the name and age of each nominee for director and each executive officer other than such nominees, the year first elected a director or, in the case of the other executive officers, the year first appointed an executive officer, and the positions held by them with the Company.

         Directors,   Executive   Officers,   Promoters  and  Control   Persons;
Compliance With Section 16(a) of the Exchange Act.

         As at March 31, 1998, the directors and/or executive officers of the Company are as follows:

Name                                        Age       Position

Charles D. Cascio                           61       President, Chief Executive
                                                     officer/Director
Julius Cherny, Ph.D.                        61       President of American
                                                     subsidiary, Chief Financial
                                                     Officer/Director
Luis M. Garcia-Barrio, Ph.D.                53       Vice President/Special
                                                     Projects
Carol Ann Marshall                          48       Vice President/
                                                     Administration
Edouard Prisse                              59       President and Chief
                                                     Executive Officer-Word
                                                     House
Gary M. Schlosser                           47       Director
Theodora Landgren                           53       Director
Robert J. Wussler                           61       Director
James W. Grau                               58       Director
Richard J.L. Herson                         79       Director/Employee

         Charles D. Cascio became a Director, President and Chief Executive Officer of the Company in May of 1996. He had previously been engaged by the Company, from inception, as a full time financial consultant. From late 1992 until July 1996 he was Chairman and President of Electro-Kinetic Systems, Inc., a publicly held provider of laboratory testing products. From 1990 to late 1992, Mr. Cascio was employed as a full time marketing and financial consultant to John B. Canuso, Inc., a large privately held development, building and entertainment company located in Southern New Jersey. From 1987 to 1990, he was a full time financial and marketing consultant to Drug Screening Systems, Inc., a publicly held manufacturer of drug screening systems to detect the presence of "drugs of abuse". From 1984 to 1987, Mr. Cascio managed a wholly and family owned sporting, entertainment and recreational facility, known as the Coliseum, located in Voorhees, NJ. Mr. Cascio holds a Bachelors Degree in Economics from Iona College.

         Julius Cherny, Ph.D. has been a Director since May 10, 1996 and on September 2, 1997 assumed the presidency of the Company's American subsidiary, Bureau of Translation Services, Inc. ("BTS"). Dr. Cherny is a founder and partner of Mottola, Cherny and Associates, a consulting firm specializing in providing financial, organizational and systems consulting services. Dr. Cherny holds a Ph.D. in accounting and is currently on staff at the NYU Graduate School of Business and previously at the Hagen School of Business at Iona College. Dr. Cherny has held positions as Director, Senior Vice President, and Chief Financial Officer with firms in the securities industry. Dr. Cherny has published numerous papers and books dealing with Finance, Accounting and Advanced Mathematical Theory.

         Luis M. Garcia-Barrio, Ph.D. has been the Vice President/Special Projects of the Company since April 1996. Prior thereto, since January 1991, he held the position of International Production Manager. Dr. Garcia-Barrio also is the head of Research and Development. Dr. Garcia-Barrio holds degrees in Linguistics, Education, and the Humanities, including a Masters Degree and Ph.D. from the University of Pennsylvania. He is a certified State and Federal Court interpreter and has served on the faculty as Chairman, Associate Professor and Curriculum Development Administrator of several major universities in both the US and abroad. In addition, he has published over two (2) dozen papers on literature and linguistics.

         Carol Ann Marshall has been Vice President-Administration of the Company since March 1998. Among her various responsibilities, Ms. Marshall oversees human and other asset management, as well as the bookkeeping/accounting function. In February 1998, she was elected Assistant Secretary of both BTS and TTGL. She joined BTS in August 1995, and served as Executive Assistant to the President. Ms. Marshall brings a wealth of experience both from her prior employment background and her work in the community. Prior to joining BTS, she was Office Manager and Executive Assistant to the President of a leading NJ service company. Her leadership role was the stepping stone for her ability to handle increasingly responsible positions within BTS and the Company.

         Edouard Prisse is President and CEO of the WORD HOUSE group of companies which was acquired by TTGL in 1997. A Belgian national, he founded WORD HOUSE in 1984 and owned 95% of its stock since then. From 1977 to 1984, he was Managing Director of foreign subsidiaries of a pharmaceutical company and of an international translating operation with headquarters in Brussels. From 1969 to 1977 he held various posts with UCB, a Belgian Chemical and Pharmaceutical group, the last post being Group Manager for Commercial Development. Mr. Prisse has an MA law from Utrecht University and received an MBA at INSEAD in Fontainebleau, France.

         Gary M. Schlosser was elected a Director in August 1996. Since August 1, 1994, Mr. Schlosser has been the President and a director of Jefferson Bank of New Jersey. From October 1989 through July 1994 he was Executive Vice President of Glendale National Bank of New Jersey and prior thereto, from July 1988, he was President of Glendale Mortgage Services Corporation, a subsidiary of Atlantic Bancorporation. Mr. Schlosser is a member of the Camden County Bankers Association and the South Jersey Security Bankers Association.

         Theodora Landgren currently is a Director and resides in London, England. She had been the Chairperson of the Board of Directors and Chief Operating Officer of the Company since January 17, 1996, and she had been Chairman and President of BTS since founding the firm in 1984 until September 2, 1997. Prior to starting BTS she studied linguistics and computer programming at several universities including Universities of Denver and Innsbruck (Austria) and USC College of Continuing Education, as well as teaching English to non-English speaking students at the University of Stockholm, Sweden. Ms. Landgren is active in the American Translator's Association (ATA), Society of Technical Communication (STC) where she annually speaks on translation processes, and served as an elected executive committee member on the board of the Localization Industry Standards Association (LISA). LISA is the leading association and is head-quartered in Geneva, Switzerland, dedicated to promoting standards for the computer industries. She also served as the president of the Logos User's Group in the United States. Logos, Inc. is the developer of a machine translation system. She is a respected authority on product globalization and has published articles in major magazines on the subject. Ms. Landgren lived many years in Europe prior to opening BTS thereby gaining hands-on expertise in multi-lingual product adaptation.

         Robert Wussler was elected a Director in September 1997. Mr. Wussler is currently President & CEO of The Wussler Group and Affiliate Enterprises, a company owned by ABC Television Network. He is the former President of CBS Television and CBS Sports and was an original founder of CNN (Cable News Network). In addition, he has been an innovator in both commercial and cable television. His long history of awards and memberships includes Chairman of the National Academy of Arts and Sciences and member of the Board of Governors of both the National Cable Television Association and the National Academy of Cable Programming.

         James W. Grau was elected a Director in April of 1997. Mr.Grau is President and Founder of Charisma Communications, Ltd. which specializes in producing programs, industrials, live events and concerts for the networks, cable and industry. During its 19 year history Charisma has created programs earning the highest industry awards and accolades and has eleven productions in The Museum of Television and Radio.

         Richard J.L. Herson is a Director and consultant/employee of the Company, having been an officer until August 31, 1997, at which time he took an approved leave of absence. He has since rejoined the company. Mr. Herson was previously a General Partner in the firm of Hertz, Herson and Company, CPA's with offices in New York, and Charlotte. He is currently Secretary of the Bruner Foundation, where he is responsible for its investments and accounting operations. He holds a Bachelor's Degree from the City College of New York and a M.S. in Accounting from Columbia University. He has also authored numerous articles and a book on accounting.


Meetings and Committees of the Board of Directors

         During the fiscal year ended March 31, 1998, there were 3 regular meetings of the Board of Directors. No current director was absent from more than 25% of the meetings. In addition, a number of actions were approved by unanimous written consent resolutions of the directors.

         The Audit Committee, consisting of Dr. Cherny and Mr. Herson, held 7 meetings during fiscal 1998, met with the Company's management and its independent auditors to review the results of the Company's 1997 audit, and recommended the selection of the Company's independent auditors for fiscal 1998. Neither member was absent from any meeting.

Employment Agreements

         The Company has a five year written employment contract with its Chief Executive Officer for an annual base salary of $104,000 during each of the five years thereof, plus annual cost of living adjustments. This agreement also (i) contains restrictions on competing with the Company for two years following termination of employment, (ii) provides for severance payments in the event of termination without cause by the Company in an amount equal to the aggregate amount of payments due under the term of the Agreement (without regard to extensions), but in no event less than one year's compensation, (iii) provides that the Company will purchase a life insurance policy naming as beneficiary a person chosen by the officer in an amount equal to 2.5 times his salary and (iv) provides for a car or a car allowance. The Company also has agreements with the president of its foreign subsidiary, and also with its former chairperson and chief operating officer, which is in the process of being challenged. The Company also has an oral agreement with the president of its American subsidiary for a salary in the base amount of $104,000 per year.

Executive Compensation

         The following table summarizes the total compensation of the principal executive officers of the Company of amounts in excess of $100,000 for the fiscal years ending March 31, 1998 and March 31, 1997.


                             Name         Annual Compensation


Principal Position           Year Ended
                             March 31     Salary   Other       Stock Options (#)

Charles D. Cascio            1998         $106,775 $19,188(ii) None
 President & CEO             1997(i)      $87,000   N/A        100,000

Theodora Landgren            1998         $106,775 $9,000(iii) None
Chief Operating              1997         $104,000  N/A        100,000
Officer

(i)      From May 10, 1996 to March 31, 1997.
(ii) consists of car allowance and related expenses ($11,975), medical reimbursement ($3,241) and life insurance premium ($3,902)
(iii)    consists of car allowance and related expenses

Stock Option Plan

         In October of 1996, the Board of Directors and stockholders of the Company adopted a Stock Option Plan (the "Option Plan") as an incentive for, and to encourage share ownership by, the Company's officers, directors and other key employees and/or consultants and potential management of possible future acquired companies. The Option Plan provides that options to purchase a maximum of 2,500,000 shares of Common stock (subject to adjustment in certain circumstances) may be granted under the Option Plan. The Option Plan also allows for the granting of stock appreciation rights ("SARs") in tandem with, or independently of, stock options. Any SARs granted will not be counted against the 2,500,000 share limit.


         The purpose of the Option Plan is to make options (both "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified options) and "stock appreciation rights" (with non-qualified options only) available to certain officers, directors and other key employees and/or consultants of the Company in order to give such individuals a greater personal interest in the success of the Company and, in the case of employees, an added incentive to continue and advance in their employment.

         The Plan is currently administered by the majority vote of a committee (the "Committee") appointed by the Board of Directors and comprised of at least two members of the Board who, in the case of the Option Plan, are not eligible to receive options, other than pursuant to a formula, it being intended that such plan shall qualify under Rule 16b-3 as promulgated pursuant to the Securities Exchange Act of 1934, as amended. The Committee designates those persons to receive grants under the Plan and determines the number of options to be granted and the price payable for the shares of Common stock thereunder. The price payable for the shares of Common stock under each option is fixed by the Committee at the time of the grant, but, for incentive stock options, must be not less than 100% (110% if the person granted such option owns more than 10% of the outstanding shares of Common stock) of the fair market value of Common stock at the time the option is granted, and 85% of such price for non-qualified stock options. The above notwithstanding, the Company intends shortly to amend the Option Plan to conform it to the recent revisions of Rule 16b-3.

Compensation of Directors

         Directors of the Company are not compensated for their services, in that capacity.

Section 16(a)  Beneficial Ownership Reporting Compliance.

         Based solely upon a review of the Company's files, it appears that during the fiscal year ended March 31, 1998, Messrs. Wussler and Grau failed to file a Form 3; Mr. Cascio failed to timely file a Form 4 and Mr. Grau failed to file a Form 4. The Company has reviewed this matter with counsel and is in the process of implementing procedures to prevent future occurrences.

Certain Relationships and Related Transactions.

         The Company has an exclusive license agreement with Dr. Julius Cherny, President of BTS, and a Director of the Company, for the worldwide rights to an automated machine translation system for which Dr. Cherny has filed a patent application and an agreement to deliver an automated machine translation system and other related software tools.

         Loans and receivables from officers was $70,807 as of March 31, 1998, and $52,332 as of March 31, 1997 due from the Company's former chairperson and chief operating officer and $141,250 as of March 31, 1998 due from the Company's chief executive officer; the later loan is collateralized by 20,000 of such individual's shares of the Company's common stock. Interest is charged on such advances at the rate of 6% per annum.

         The Company has retained a former officer and son of the Company's president as outside legal counsel. Such legal counsel received $47,040 in fees in fiscal 1998 and $46,923 as fees and salary for fiscal 1997. For consulting services for year ended March 31, 1998, a director received 20,000 warrants valued at $40,000, and a corporation under his control, received $24,013. A former officer and a current director and employee, received $17,912 in fiscal 1998 and $5,769 in fiscal 1997.

         Gedanken Corporation, an affiliated company controlled by Dr. Cherny, was paid $240,000 by the Company during fiscal 1998 for the computer translation system it is developing for the Company.

         As part of the Company's January 1996 transaction with BTS, as a shareholder of BTS, Ms. Landgren received a pro rata amount of stock in the Company, amounting to 677,500 shares of Common stock, which has since been reduced to 385,000 shares by accounting for her give-back to the Company of 292,500 shares and which was further reduced to 285,000 shares by the sale by the Underwriters of 100,000 shares on her behalf as part of the IPO. As a prerequisite for the Underwriter entering into this transaction with the Company, it required that not more than 1,226,000 (post-Reverse Split) shares of Common stock be outstanding. In order to meet this limit an aggregate of 665,000 shares of Common stock were returned to the Company by various stockholders including Ms. Landgren (292,500 shares), Mr. Cascio and his family members (300,000 shares) and Mr. Herson (7,500 shares). In an attempt to compensate such people for their loss, on May 24, 1996, the Company granted 100,000 warrants, to each of Ms. Theodora Landgren and Mr. Charles Cascio. These warrants are identical in all respects of the 1,840,000 Warrants that were sold by the Company.

              ITEM 2 - RATIFICATION OF THE APPOINTMENT OF AUDITORS

         The Board of Directors recommends the appointment of Richard A. Eisner & Company, LLP to audit the books and financial records of the Company for the year ended March 31, 1999. A representative of Richard A. Eisner & Company, LLP is expected to be present at the Meeting, will be available to respond to appropriate questions, and will be afforded the opportunity to make a statement if so desiring.

         On March 17, 1998 the Registrant's Board of Directors approved a change in its independent accountants, dismissing Votta & Company, and engaging the firm of Richard A. Eisner & Company, LLP to audit the books and records of the Registrant for its fiscal year ending March 31, 1998. The decision to change accounting firms was recommended by the Audit Committee of the Board of Directors. Votta & Company's reports on the financial statements of the Registrant for the years ended March 31, 1997 and 1996 contained neither an adverse opinion nor a disclaimer of opinion, nor were qualified or modified as to uncertainty, audit scope or accounting principles. During the two years ended March 31, 1997 and through the date hereof there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         The affirmative vote of a majority of the votes cast at the Meeting are required for ratification of the appointment of Richard A. Eisner & Company, LLP.

                            ANNUAL REPORT/FORM 10-KSB

         The Company's 1998 Annual Report to its stockholders is a reproduction of its Form 10-KSB filed with the United States Securities and Exchange Commission, and is being mailed to all stockholders concurrently with this Proxy Statement.



         STOCKHOLDERS' PROPOSALS FOR 1999 ANNUAL MEETING OF STOCKHOLDERS

         Proposals which stockholders intend to present at the 1996 Annual Meeting of Stockholders must be received by the Company by May 6, 1999 to be eligible for inclusion in the proxy material for that Meeting. OTHER MATTERS

         As of the date of this Proxy Statement, the Board of Directors know of no other business to be presented at the Meeting. However, if any other matters properly come before the Meeting, the persons named in the enclosed form of proxy are expected to vote the proxy in accordance with their best judgment on such matters.

                           INCORPORATION BY REFERENCE

         The Financial Statements contained in the Annual Report accompanying this Proxy Statement are incorporated herein by reference.


                                             By Order of the Board of Directors,



                                             Charles D. Cascio
                                             President


Westmont, New Jersey
September 3, 1998